Chapman and Cutler LLP
320 South Canal Street, 27th Floor
Chicago, Illinois 60606

T 312.845.3000
F 312.701.2361

July 27, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:    Madison ETFs Trust

To whom it may concern:
On behalf of Madison ETFs Trust (the “Registrant”), we are transmitting for electronic filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, an amendment to the Registrant’s registration statement on Form N-1A as filed on May 9, 2023 (the “Registration Statement”) and further amended on May 11, 2023, to make certain updates. This amendment to the Registration Statement is being filed in connection with the correspondence filed in response to the Staff’s comment letter, dated June 12, 2023. The Registration Statement relates to Madison Mosaic Income Opportunities ETF, Madison Short-Term Strategic Income ETF, Madison Aggregate Bond ETF, Madison Covered Call ETF and Madison Dividend Value ETF, each a series of the Registrant.
If you have any questions please do not hesitate to contact Kelly Pendergast Carr at (312) 845-3720.
Very truly yours,
Chapman and Cutler llp
By:     /s/ Kelly Pendergast Carr
Kelly Pendergast Carr
Enclosures